90 Hudson Street

Jersey City, NJ 07302

November 19, 2010

VIA EDGAR

Valerie J. Lithotomos

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Lord Abbett Municipal Income Fund, Inc. (the “Company”)

File Nos. 002-88912 and 811-03942

Dear Ms. Lithotomos:

    Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Company and its principal underwriter, Lord Abbett Distributor LLC, hereby request that the Securities and Exchange Commission (the “Commission”) accelerate to 5:30 p.m. Eastern time on November 19, 2010 or as soon as practicable thereafter the effective date of the Company’s Registration Statement on Form N-1A, which was filed with the Commission on November 19, 2010 pursuant to Rule 485(a) and Rule 414(d) under the 1933 Act.

    As discussed during a November 18, 2010 telephone conversation between Richard Pfordte, you, and Brooke A. Fapohunda, Assistant General Counsel of Lord, Abbett & Co. LLC, the Company’s investment adviser, any assistance you can provide in meeting this acceleration request would be greatly appreciated.

Respectfully submitted,

Lord Abbett Municipal Income Fund, Inc.

By:	/s/ Thomas R. Phillips
Name:	Thomas R. Phillips
Title:	Vice President and Assistant Secretary

Lord Abbett Distributor LLC
By:	Lord, Abbett & Co. LLC,
its Managing Member

By:	/s/ Lawrence H. Kaplan
Name:	Lawrence H. Kaplan
Title:	Member